UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

TERAWULF Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

88080T 104
(CUSIP Number)

Stammtisch Investments LLC 9 Federal Street Easton, Maryland 21601 (410) 770-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON Stammtisch Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,602,405
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,879,973
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,602,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.6% (1)
14	TYPE OF REPORTING PERSON OO

1

Based on 99,976,253 shares of common stock, par value $0.001 per share, of TeraWulf Inc. (the “Issuer”) issued and outstanding as of December 13, 2021 as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on December 13, 2021.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON Paul B. Prager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,114,112
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 30,879,973
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,114,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.1% (2)
14	TYPE OF REPORTING PERSON IN

2

Based on 99,976,253 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of December 13, 2021 as reported in the Current Report on Form 8-K filed by the Issuer with the Commission on December 13, 2021.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON Bayshore Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,722,432
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,722,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (3)
14	TYPE OF REPORTING PERSON OO

3

Based on 99,976,253 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of December 13, 2021 as reported in the Current Report on Form 8-K filed by the Issuer with the Commission on December 13, 2021.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON Bryan Pascual
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,722,432
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,722,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (4)
14	TYPE OF REPORTING PERSON IN

4

Based on 99,976,253 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of December 13, 2021 as reported in the Current Report on Form 8-K filed by the Issuer with the Commission on December 13, 2021.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 10

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) is being filed with the Securities and Exchange Commission (the “Commission”) by (i) Stammtisch Investments LLC, a Delaware limited liability company (“Stammtisch”), (ii) Mr. Paul B. Prager, (iii) Bayshore Capital LLC, a Puerto Rico limited liability company (“Bayshore”), and (iv) Mr. Bryan Pascual (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”).

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed on behalf of the following Reporting Persons:

(i)	Stammtisch;
(ii)	Mr. Paul B. Prager;
(iii)	Bayshore; and
(iv)	Mr. Bryan Pascual.

(b)	The principal business address for each of Stammtisch and Mr. Paul B. Prager is 9 Federal Street, Easton, Maryland 21601. The principal business address for each of Bayshore and Mr. Bryan Pascual is 53 Palmeras Street, Suite 601, San Juan, Puerto Rico 00901.

(c)	Stammtisch was formed in order to acquire, hold and dispose of various investments, including investments in the Issuer.

Mr. Paul B. Prager is the Chief Executive Officer and the chair of the board of directors of the Issuer. Mr. Paul B. Prager has also founded and has been the president of Beowulf Energy LLC. In addition, Mr. Paul B. Prager is the sole manager of Stammtisch and may be deemed to have the power to direct the voting and disposition of the Common Stock beneficially owned by Stammtisch. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Paul B. Prager may be deemed to be a beneficial owner of the Common Stock held for the account of Stammtisch.

Bayshore was formed in order to acquire, hold and dispose of various investments, including investments in the Issuer.

Mr. Bryan Pascual is the Chief Executive Officer, President and Secretary and the controlling member of Bayshore and may be deemed to have the power to direct the voting and disposition of the Common Stock beneficially owned by Bayshore. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, Mr. Bryan Pascual may be deemed to be a beneficial owner of the Common Stock held for the account of Bayshore.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

(i)	Stammtisch is a Delaware limited liability company;
(ii)	Mr. Paul B. Prager is a citizen of the United States of America;
(iii)	Bayshore is a Puerto Rico limited liability company; and
(iv)	Mr. Bryan Pascual is a citizen of the United States of America.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 7 of 10

Item 3. Source and Amount of Funds or Other Consideration.

Stammtisch and Bayshore each acquired 30,879,973 and 17,722,432 shares of the Common Stock, respectively, in connection with the agreement and plan of merger, dated as of June 24, 2021, by and among IKONICS Corporation, a Minnesota corporation (“IKONICS”), the Issuer, Telluride Merger Sub I, Inc., a Minnesota corporation and direct wholly-owned subsidiary of the Issuer (“Merger Sub I”), Telluride Merger Sub II, Inc., a Delaware corporation and direct-wholly owned subsidiary of the Issuer (“Merger Sub II”), and TeraCub Inc. (formerly known as TeraWulf Inc.), a Delaware corporation (“TeraCub”), pursuant to which Merger Sub I merged with and into IKONICS (the “First Merger”), with IKONICS surviving the First Merger, and Merger Sub II merged with and into TeraCub (the “Second Merger”), with TeraCub surviving the Second Merger, with the result that each of IKONICS and TeraCub became direct, wholly-owned subsidiaries of the Issuer (the “Mergers”).

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of the Common Stock reported in this Schedule 13D for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the board of directors of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Issuer and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer. The Reporting Persons expect that they will, from time to time, review their investment position in the shares of the Common Stock or the Issuer and may, depending on the Issuer’s performance and other market conditions, increase or decrease their investment position in the Common Stock. The Reporting Persons may, from time to time, make additional purchases of shares of the Common Stock either in the open market or in privately negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects, financial condition and results of operations, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Stock.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

Item 5. Interest in Securities of the Issuer.

Reference to percentage ownerships of the Common Stock in this Schedule 13D are based on 99,976,253 shares of the Common Stock issued and outstanding as of December 13, 2021 as reported in the Current Report on Form 8-K filed by the Issuer with the Commission on December 13, 2021.

(a)	and (b)

(i)	As of the date of this Schedule 13D, Stammtisch may be deemed to be the beneficial owner of 48,602,405 shares of the Common Stock (approximately 48.6% of the Common Stock), 30,879,973 of which it holds directly and 17,722,432 of which it exercises voting authority pursuant to an irrevocable voting proxy executed by Bayshore in favor of Stammtisch. Stammtisch may be deemed to have sole voting power with respect to 48,602,405 shares of the Common Stock and sole dispositive power with respect to 30,879,973 shares of the Common Stock. Stammtisch disclaims beneficial ownership of such shares of the Common Stock, except with respect to 30,879,973 shares of the Common Stock it holds directly.

(ii)	As of the date of this Schedule 13D, Mr. Paul B. Prager may be deemed to be the beneficial owner of 58,114,112 shares of the Common Stock (approximately 58.1% of the Common Stock). Of such 58,114,112 shares of the Common Stock, Mr. Paul B. Prager has a beneficial ownership interest with respect to 48,602,405 shares of the Common Stock

CUSIP No. 88080T 104	SCHEDULE 13D	Page 8 of 10

by virtue of his position as the sole manager and president of Stammtisch and 9,511,707 shares of the Common Stock owned by various trusts and limited liability companies by virtue of irrevocable voting proxies executed by such trusts and limited liability companies in favor of Mr. Paul B. Prager. Mr. Paul B. Prager may be deemed to have sole voting power with respect to 58,114,112 shares of the Common Stock and sole dispositive power with respect to 33,723,323 shares of the Common Stock. Mr. Paul B. Prager disclaims beneficial ownership of all such shares of the Common Stock.

(i)	As of the date of this Schedule 13D, Bayshore may be deemed to be the beneficial owner of 17,722,432 shares of the Common Stock (approximately 17.7% of the Common Stock), which it holds directly. Bayshore may be deemed to have sole dispositive power with respect to such shares of the Common Stock.
(ii)	As of the date of this Schedule 13D, Mr. Bryan Pascual may be deemed to be the beneficial owner of 17,722,432 shares of the Common Stock (approximately 17.7% of the Common Stock) by virtue of his position as the controlling member of Bayshore. Mr. Bryan Pascual may be deemed to have sole dispositive power with respect to such shares of the Common Stock. Mr. Pascual disclaims beneficial ownership of all such shares of the Common Stock.

(c)       The information set forth in Items 3 and 4 above is hereby incorporated into this Item 5(c) by reference, as applicable.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Bayshore Proxy

On September 15, 2021, Bayshore executed an irrevocable voting proxy (the “Bayshore Proxy”) in respect of the shares of the Common Stock it holds in favor of Stammtisch for a term commencing upon effectiveness of the Second Merger and continuing until such time thereafter as Stammtisch and its affiliates no longer beneficially own shares representing at least a majority of the voting power of all outstanding shares of the Issuer’s capital stock. In addition, Bayshore has agreed to promptly notify Stammtisch of any acquisition and to promptly notify Stammtisch in advance of any disposition it contemplates.

References to, and descriptions of, the Bayshore Proxy set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Bayshore Proxy, which is filed as Exhibit 1 hereto and is incorporated into this Item 6 by reference.

Additional Proxies

Holders of 9,511,707 shares of the Common Stock executed irrevocable voting proxies (the “Additional Proxies”) in favor of Mr. Paul B. Prager for a term continuing until February 22, 2024.

References to, and descriptions of, the Additional Proxies set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Additional Proxies, which are filed as Exhibit 2 through 13 hereto and are incorporated into this Item 6 by reference.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 9 of 10

Registration Rights Agreement

On December 13, 2021, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with TeraCub, pursuant to which certain initial stockholders of the Issuer will have the right to require the Issuer to have registered, in certain circumstances, the resale under the Securities Act of 1933, as amended, of their shares of the Common Stock constituting registrable securities (as defined in the Registration Rights Agreement), subject to certain conditions set forth in the Registration Rights Agreement. In addition, pursuant to the Registration Rights Agreement, such initial stockholders of the Issuer were granted customary demand and piggyback registration rights, subject to blackout, cutback, lock-up, indemnification and other customary provisions.

References to, and descriptions of, the Registration Rights Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 14 hereto and is incorporated into this Item 6 by reference.

Joint Filing Agreement

On December 23, 2021, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on this Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.

The Joint Filing Agreement is attached as Exhibit 15 hereto and is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Irrevocable Voting Proxy, dated September 15, 2021, made by Bayshore Capital LLC.

Exhibit 2:	Irrevocable Voting Proxy, dated June 22, 2021, made by Jawad A. Khan as trustee of Barakah I Trust.

Exhibit 3:	Irrevocable Voting Proxy, dated June 22, 2021, made by Jawad A. Khan as trustee of Barakah II Trust.

Exhibit 4:	Irrevocable Voting Proxy, dated June 22, 2021, made by Jawad A. Khan as trustee of Barakah III Trust.

Exhibit 5:	Irrevocable Voting Proxy, dated June 22, 2021, made by Jawad A. Khan as trustee of Barakah IV Trust.

Exhibit 6:	Irrevocable Voting Proxy, dated June 23, 2021, made by Jawad A. Khan as trustee of Barakah V Trust.

Exhibit 7:	Irrevocable Voting Proxy, dated June 22, 2021, made by Nazar Khan as trustee of Yaqeen I Trust.

Exhibit 8:	Irrevocable Voting Proxy, dated June 22, 2021, made by Lake Harriet Holdings, LLC.

Exhibit 9:	Irrevocable Voting Proxy, dated June 25, 2021, made by Michael Enright and Kevin Langlais as trustees of Langlais Family 2021 GST Trust.

Exhibit 10:	Irrevocable Voting Proxy, dated June 18, 2021, made by Julien Cavanagh as trustee of Fleischmann Arana Family Trust.

Exhibit 11:	Irrevocable Voting Proxy, dated June 11, 2021, made by James Notaris as trustee of James Notaris Family Trust.

Exhibit 12:	Irrevocable Voting Proxy, dated June 24, 2021, made by Kelly Jarvis as trustee of Kelly Jarvis Family Trust.

Exhibit 13:	Irrevocable Voting Proxy, dated June 11, 2021, made by Mila Barrett.

Exhibit 14:	Registration Rights Agreement, dated as of December 13, 2021, by and between TeraWulf Inc. and TeraCub Inc.

Exhibit 15:	Joint Filing Agreement, dated December 23, 2021, as required by Rule 13d-1(k)(1) under the Exchange Act.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2021

STAMMTISCH INVESTMENTS LLC

By:	/s/ Paul B. Prager
Name: Paul B. Prager
Title: President and Manager

PAUL B. PRAGER

/s/ Paul B. Prager

BAYSHORE CAPITAL LLC

By:	/s/ Bryan Pascual
Name: Bryan Pascual
Title: Chief Executive Officer, President and Secretary

BRYAN PASCUAL

/s/ Bryan Pascual

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).